SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2011

Commission file number: 1-14872

SAPPI LIMITED
(Translation of registrant’s name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

INCORPORATION BY REFERENCE

Sappi Limited’s announcement, furnished by the Registrant under this Form 6-K, is incorporated by reference into (i) the Registration Statements on Form S-8 of the Registrant filed December 23, 1999, December 15, 2004 and February 2, 2010 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance Share Incentive Plan and (iv) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan.

FORWARD-LOOKING STATEMENTS

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”, “expect”, “intend”, “estimate “, “plan”, “assume”, “positioned”, “will”, “may”, “should”, “risk” and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the impact of the global economic downturn, the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group’s products, consequences of substantial leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed, changing regulatory requirements, unanticipated production disruptions (including as a result of planned or unexpected power outages), economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward looking statements, whether to reflect new information or future events or circumstances or otherwise.

Sappi Limited

Announcement

Immediate release

13 December 2011

Sappi Limited
Reg No 1936/008963/06
(Incorporated in the Republic of South Africa)
JSE Code SAP
ISIN code ZAE 000006284
NYSE code SPP
(“Sappi” or “the Company”)

CANCELLATION OF CREDIT SALE AND COMBINED OPTION/DEFERRED SALE TRANSACTIONS

In terms of paragraph 3.63 of the Listings Requirements of the JSE Limited, we hereby provide the following information regarding the cancellation by Sappi of credit sale and combined option/deferred sales allocations under the Sappi Limited Share Incentive Scheme to the undermentioned directors of the Company and its major subsidiary companies:

Date of transaction	:	12 December 2011

Nature of transaction	:	Cancellation of credit sale and combined option/deferred sale allocations under the Sappi Limited Share Incentive Scheme

Date of allocation	:	30 December 2003 and 14 January 2004 (*see below)

Allocation price	:	R79.25 and R20.27 (*see below)

Vesting period	:	Over 5 years, maximum 8 years, expiring 30 December 2011 and 14 January 2012 respectively.

The allocations concerned consisted of an initial allocation and then an allocation arising from entitlement in terms of the Sappi rights offer in December 2008, both of which allocations were required to be taken up/paid for in conjunction with each other.  The average price of the allocations is well above the current market price and the Board has decided that it would not be in the best interests of the Company to enforce payment by the participants concerned.   The purpose of the Share Scheme is to offer participants an incentive and to force participants to pay for these allocations would impose a hardship on participants and serve as a disincentive.   The allocations have therefore been cancelled in terms of the rules of the Scheme.

Class of security	:	Ordinary shares

Extent of interest	:	Direct beneficial

The necessary authority in terms of 3.66 was obtained and these were off-market transactions.

DIRECTOR’S NAME	COMPANY	ALLOCATION DATE	NUMBER OF SHARES	ALLOCATION PRICE	VALUE

H de Jongh	Sappi Southern Africa	14/01/2004	1 900	R79.25	R150 575.00
H de Jongh	Sappi Southern Africa		2 280	*R 20.27	R46 215.60
T S Hawkes	Sappi Southern Africa	14/1/2004	1 000	R79 25	R79 250.00
T S Hawkes	Sappi Southern Africa		1 200	*R 20.27	R24 324.00

R D Hope	Sappi Fine Paper North America/Sappi Southern Africa	30/12/2003	18 000	R79.25	R1 426 500.00
R D Hope	Sappi Fine Paper North America/Sappi Southern Africa		21 600	*R 20.27	R437 832.00

C M Mowatt	Sappi Southern Africa	14/1/2004	3 500	R79.25	R277 375.00
C M Mowatt	Sappi Southern Africa		4 200	*R 20.27	R85 134.00

L J Newman	Sappi International SA	30/12/2003	1 750	R79.25	R138 687.50
L J Newman	Sappi International SA		2 100	*R 20.27	R42 567.00

D J O’Connor (Company Secretary)	Sappi Limited	30/12/2003	3 500	R79.25	R277 375.00
D J O’Connor (Company Secretary)	Sappi Limited		4 200	*R 20.27	R85 134.00

DIRECTOR’S NAME	COMPANY	ALLOCATION DATE	NUMBER OF SHARES	ALLOCATION PRICE	VALUE

G Pearce	Sappi Fine Paper Europe	14/1/2004	1 400	R79.25	R110 950.00
G Pearce	Sappi Fine Paper Europe		1 680	*R 20.27	R34 053.60

A Rossi	Sappi Southern Africa	30/12/2003	1 000	R79.25	R79 250.00
A Rossi	Sappi Southern Africa		1 200	*R 20.27	R24 324.00

M R Thompson	Sappi Limited	30/12/2003	18 000	R79.25	R1 426 500.00
M R Thompson	Sappi Limited		21 600	*R 20.27	R437 832.00

A J W van der Merwe	Sappi Southern Africa	30/12/2003	8 000	R79.25	R634 000.00
A J W van der Merwe	Sappi Southern Africa		9 600	*R 20.27	R194 592.00

* Allocations arising from rights offer December 2008 whose allocation date, in terms of the rules of the Share Scheme, is deemed to be the allocation date relating to those allocations from which the entitlements to the rights offer allocation arose.

Denis O’Connor
Group Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  December 14, 2011

SAPPI LIMITED,

By:	/s/ L. Newman
Name: L. Newman
Title: Group Financial Controller